UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41362

Ostin Technology Group Co., Ltd.

(Translation of registrant’s name into English)

Building 2, 101

1 Kechuang Road

Qixia District, Nanjin

Jiangsu Province, China 210046

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 7, 2024, the directors of Ostin Technology Group Co., Ltd. (the “Company”) approved the 2024 Equity Incentive Plan (the “2024 Plan”). On March 20, 2025, the directors of the Company approved the amended and restated Plan (the “Amended and Restated 2024 Plan”), which became effective on April 9, 2025. A copy of the Amended and Restated 2024 Plan is filed hereto as Exhibit 99.1 and incorporated herein by reference. A total of 1,400,000 ordinary shares of the Company will be available under the Amended and Restated 2024 Plan. On the same date, the Board approved the grant of an aggregate of 500,000 Class B ordinary shares of the Company to Tao Ling, our Co-Chief Executive Officer and director, under the Amended and Restated 2024 Plan, which were vested immediately upon acceptance and subject to a lock-up period until October 10, 2026.

Other than as indicated below, the information in this Report of Foreign Private Issuer on Form 6-K (including in Exhibit 10.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

This report shall be deemed to be incorporated by reference into the registration statement of the Company on Form F-3 (File No. 333-279177) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
99.1	Amended and Restated 2024 Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ostin Technology Group Co., Ltd.

By:	/s/ Tao Ling
Name:	Tao Ling
Title:	Co-Chief Executive Officer

By:	/s/ Lai Kui Sen
Name:	Lai Kui Sen
Title:	Co-Chief Executive Officer

Date: April 9, 2025

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